September 4, 2007

Via Edgar and Facsimile, (202) 772-9202

Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington D.C. 20549

Attn: John Reynolds, Assistant Director
Susann Reilly, Attorney
Carlton Tartar

Re: Dahua, Inc.
Form SB-2, Amendment No. 7 filed April 12, 2007
File No. 333-122622
Exchange Act Reports:
Form 10-KSB for the Year Ended December 31, 2006, and filed March 28, 2007
  Forms 10-QSB for the Quarters ended June 30, 2006, and filed April 2, 2007
Form 10-QSB for the Quarter Ended September 30, 2006, and filed April 2, 2006
File No. 0-49852

Ladies and Gentlemen:

On behalf of Dahua, Inc. (the "Company"), we confirm receipt of the letter dated May 9, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. The Company has filed Amendment No. 8 ("Amendment No. 8") to the above-referenced registration statement in connection with this response letter. All page numbers in the responses below refer to Amendment No. 8.

Risk Factors, page 7

1.  We note the disclosure in your Form 10-KSB that your disclosure controls and procedures contained certain deficiencies and weaknesses in the internal control over financial reporting and, therefore, were ineffective. Add a risk factor and discuss in the MD&A section. In addition, revise your Form 10-KSB and Forms 10-QSB as appropriate. Clarify the steps that have been taken to remedy the weaknesses.

 In response to the Staff's comment, the Company (1) has added a risk factor and discussion in the MD&A section, please see Page 10; and (2) has revised its Form 10-KSB for the year ended December 31, 2006 and Forms 10-QSB for the quarters ended March 31, June 30, and September 30, 2006 (all filed on August 29, 2007), and March 31, 2007 (filed on August 31, 2007) to address this comment and clarify the steps that the Company has taken to remedy the weaknesses.

Description of Business, page 25

2.  We note that the time frame for obtaining the consents and approvals to commence construction for the second phase of Dahua Garden continues to be delayed and now is expected to be obtained by the middle of 2008. Discuss the reasons for these delays and discuss the impact these delays have and may continue to have upon your business and operations. Consider adding a discussion of these delays in the MD&A and the impact this has had or may have on the financial results.

In August 2006, the Chinese government issued a number of new rules and regulations for real estate developers, like us, in an attempt to push down rising house prices by cutting down luxury single family house constructions and favoring construction of apartment buildings. Under the government’s new policy, (i) no single family houses can be built, if the construction has not started, without special construction permits; (ii) All permits previously issued have to be re-reviewed and re-approved; and (iii) the land previously acquired for luxury housing construction have to be revalued and sold to the people who offer the most money for the land in an auction. Because of those new government policies, the Company has incurred a long delay in obtaining the consents and approvals to commence our construction of the second phase of Dahua Garden. On May 9, 2007, the Company contacted a Beijing Municipal Government agency, which is responsible for the issuance of construction permits, for its construction approval time frame guidance. The Company was told two weeks later that its construction permit is very much likely to be issued for two reasons: (1) the Company has completed its First Phase of Dahua Garden; and (2) the Company has acquired this land almost ten (10) years ago. The Company expects to obtain its construction approvals by the middle of 2008. However, there is no assurance that we will obtain those consents or the required government approval. If we are unable to obtain the consents and approvals, we may have to cease our Second Phase of single luxury family house operations, and change our business plan to build apartment buildings. As of the date of this letter, the Company has no current plans or arrangements for the development of apartment buildings.

Discussions of these delays and the impact this has had or may have on the financial results have been added in the MD&A section. Please see page 36.

Additionally, a risk factor regarding the delay of approval by government for our construction permits is added to the section of “Risk Factors.” Please see pages 11.

3.  Provide the basis for your belief that your “cancellation rate is lower than generally experienced at other similar home developments.”

The discussion has been revised in response to the Staff's comment. Please see page 33.

Management’s Discussion and Analysis, page 33

4.  We note the line item “other revenues” on the statement of operations. Please revise your disclosure in MD&A to describe the item(s) comprising this amount. Also, please revise the caption in the statement of operations to “other income” or other appropriate caption to clarify that the amount is not classified as revenue in the financial statements.

During the fourth quarter of 2006, many customers were punished for their delay payments. The total penalty amounts we received were $90,706. To be differed from the customer deposits, the penalty amounts were recorded as “other income” on the financial statements.

In response to the Staff's comment, the Company has revised its disclosure in MD&A to describe the item(s) comprising this amount. The Company has also revised the caption in the statement of operations to “other income” to clarify that the amount is not classified as revenue in the financial statements. Please see pages 42 and 56.

5.  We note your disclosure on page 36 regarding the provision for the houses that are expected to be sold below cost. Please tell us how you determined that it was appropriate to classify this amount as an operation expense, rather than cost of revenue, including the specific accounting literature on which this conclusion was based. Alternatively, revise the financial statements and related disclosures to present the amount as a component of cost of revenue.

Chapter 4 of ARB 43 gives guidance regarding marking inventory to market and paragraph 14 states “When substantial and unusual losses result from the application of this rule it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.” There was a single housing unit that was reserved by a sales contract, which contract amount was lower than the allocated cost of that housing unit. This is an unusual event, as it is expected to be the only one out of 76 housing units that will not be sold at a profit. The amount was not material in relation to sales for the year (only 1.53%), but it was substantial when compared to the net income for the year (45.8%). So, we think that the classification of this item is appropriate and a revision or restatement of the financial statements is not necessary.

6.  Please revise the financial statements and disclosures to conform to any changes made in the Form SB-2.

The financial statements and disclosures have been revised to conform to any changes made in the Form SB-2 in response to the Staff's comment.

7.  Disclose when the certain deficiencies and weaknesses in the internal control over financial reporting were identified and when they first began. Clarify the steps that the company has taken or that the company plans to take to remedy the identified weaknesses. If any steps have been taken in the interim, discuss.

On June 12, 2006, during its review of the Company's registration statement on Form SB-2, the SEC staff initiated discussions and comments with the Company about the Company's accounting treatment for the differences in the reported net loss and accumulated deficit between the financial statements provided in the 8-K filed on February 3, 2005 and those provided in the registration statement. In investigating these comments the Company discovered that the financial statements filed along with Form 8-K on February 1, 2005, Form 8-K/A on February 3, 2005 and Form SB-2 on February 8, 2005 were misstated. The Bauer Invest Inc. statements for the nine months ended September 30, 2004 misidentified the accounting acquirer when applying SFAS 141 purchase accounting to the acquisition of Beijing Dahua Real Estate Development Ltd. by Bauer Invest Inc. and are therefore incorrect. The financial statements of Beijing Dahua Real Estate Development Ltd. for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 incorrectly expensed $98,161 of interest that should have been capitalized as a cost of construction. Those statements also should have been consolidated with Bauer Invest Inc. as a recapitalization.

Following its evaluation of the SEC staff's comments and consultations with its independent auditor, Child, Van Wagoner & Bradshaw, PLLC, management of the Company has decided that certain action should be taken to prevent future reliance on previously issued audit reports and financial statements of Bauer Invest Inc. for the nine months ended September 30, 2004 and of Beijing Dahua Real Estate Development Ltd. for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 included within: (i) Current Report on Form 8-K as filed on February 1, 2005; (ii) Current Report on Form 8-K/A as filed on February 3, 2005; (iii) Registration Statement on Form SB-2 as filed on February 8, 2005. Accordingly, the financial statements included in the above filings made pursuant to the Securities Exchange Act of 1934, as amended, should no longer be relied upon and as soon as practical after conclusion of its ongoing Board review, the Company restated the affected financial statements. This determination was made by management on July 27, 2006.

At this point, the Company had not realized that there were deficiencies and material weaknesses in the Company’s internal control over financial reporting. On December 6, 2006, in connection with response to the SEC’s comments dated November 28, 2006, the management concluded that there were certain deficiencies and weaknesses in the Company’s internal control over financial reporting relating to our accounting for construction interest (The amount of $51,220 interest expense was incorrectly shown as capitalized construction interest), and the following two material weaknesses were identified:

1. We lacked adequate resources with sufficient technical expertise to properly account for construction in accordance with U.S. general accepted according principles; and

2. We lacked consistent and effective review and supervision to ensure that the review of accounts entries supporting our construction interest provision was conducted in sufficient detail by someone other than the preparer of such entries.

Since the Company originally identified the material weaknesses identified above, we have been working on and have taken the necessary actions to remediate the material weakness identified in our Form 10-QSB/A for the quarter ended March 31, 2006, filed on December 12, 2006, relating to our accounting for capitalized construction interest.  All of the following corrective actions were implemented, including testing, as of June 30, 2007:

1.  We provided additional training to our accounting staff on the requirements of the U.S. generally accepted accounting principles to increase their familiarity with those standards, and ensure their proper application of the U.S. GAAP to various transactions, including construction accounting, and other financial statements matters;

2.  We designated an experienced individual who is expected to provide additional review over our presentation and disclosure in financial statements and to provide further technical accounting expertise in applying U.S. generally accepted accounting principles; and

3.  We adopted procedures to conduct additional detailed transaction review and control activities to confirm that our financial statements for each period, present fairly, in all material respects, our financial positions, results of operations and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles.

4. We adopted procedures to solicit the services of the outside consulting firm to assist in complex and non-routine accounting transactions.

As of June 30, 2007, management evaluated the design and operating effectiveness of controls over financial reporting, and concluded that the material weakness over accounting for construction interest identified in our quarterly report on Form 10-QSB/A had been remediated, and management will continue to closely monitor and assess the controls to ensure continued compliance.

8. In the Form 10-KSB, please revise the “Controls and Procedures” section to disclose whether there were any changes in internal control over financial reporting during the fourth fiscal quarter. Refer to Item 308(c) of Regulation S-B.

The “Controls and Procedures” section of the 10-KSB has been revised to disclose whether there were any changes in internal control over financial reporting during the fourth fiscal quarter.

Signatures

9.  Please include the signature of controller or principal accounting officer in an amended Form 10-KSB for the Period Ended December 31, 2006. Please note that any person who occupies more than one position must indicate each capacity in which he or she signs the report. See General Instruction C.2.

The signature of the Company’s principal accounting officer has been included in our Amendment to the Form 10-KSB for the period ended December 31, 2006. Please see page 52. In our future 1933 Act and 1934 Act filings, such signatures of the Company’s principal accounting officer will be included pursuant to the SEC rules and regulations.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact undersigned or contact Andrea Weinstein, our corporate counsel, at (212) 344-1600. Thank you very much for your assistance.

Very truly yours,

Dahua Inc.

/s/ Yonglin Du
-----------------------------------------
Yonglin Du, President & CEO

Cc: Carlton Tartar, Securities and Exchange Commission
Susann Reilly, Securities and Exchange Commission
Andrea Weinstein, Schonfeld & Weinstein, LLP